SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
- Investor Relations Release -

Novartis to launch its own branded version of a leading multiple sclerosis therapy through agreement with Bayer Schering Pharma

•                  A Novartis-branded version of interferon beta-1b to be launched in first half 2009

•                  Move strengthens Novartis multiple sclerosis (MS) portfolio ahead of on-track submission in 2009 of once-daily oral therapy FTY720, currently in Phase III trials

•                  Novartis will transfer manufacturing responsibility for Bayer Schering Pharma’s interferon beta-1b (marketed as Betaseron®) to Bayer Schering Pharma

•                  Bayer Schering Pharma to pay approximately USD 200 million for transfer of production equipment, inventory and leasing of buildings at California site

•                  Novartis to continue receiving royalties from global sales of Bayer Schering Pharma’s Betaseron until October 2008

Basel, March 26, 2007 — Novartis has signed an agreement with Bayer Schering Pharma AG that will provide Novartis the opportunity to introduce in the first half of 2009 its own branded version of interferon beta-1b for patients with the debilitating neurological disease multiple sclerosis (MS).

The planned launch of a Novartis-branded version, which requires approval from regulatory authorities, will give Novartis an increasing presence in helping patients with MS ahead of the anticipated submission in 2009 of its oral once-daily therapy FTY720 (fingolimod), which is currently in Phase III trials.

Bayer Schering Pharma will support Novartis in the regulatory filing process of a Novartis-branded version of interferon beta-1b. They will also assume manufacturing responsibility for its interferon beta 1b from Novartis and supply Novartis with this product for its own branded version in return for a double-digit royalty payment. Novartis has the right to further develop new formulations and presentations of its branded version of this medicine.

“This agreement gives us an opportunity to strengthen our Neuroscience portfolio and build our presence in multiple sclerosis while preparing for the submission of FTY720 as planned for 2009,” said Thomas Ebeling, CEO of Novartis Pharma AG. “As a truly new treatment approach with once-daily oral dosing, we believe FTY720 can offer significant therapeutic benefits to MS patients.”

Under the terms of the agreement, Novartis will transfer manufacturing responsibility for interferon beta-1b to Bayer Schering Pharma, which will purchase the related equipment and lease certain buildings at a Novartis site in Emeryville, California, for a one-time cash payment of approximately

USD 110 million. Bayer Schering Pharma will also purchase related interferon beta-1b product inventory for an estimated USD 90 million cash, which is subject to adjustment at closing.

Bayer Schering Pharma will continue to pay Novartis royalties on worldwide net sales of Betaseron® until October 2008 when the original regulatory filing, development and supply agreement expires.

Novartis plans to maintain in Emeryville the operations of its Vaccines and Diagnostics division, including the headquarters for its diagnostics business, as well as pharmaceutical research conducted by the Novartis Institutes for Biomedical Research (NIBR).

This agreement with Bayer Schering Pharma is subject to regulatory approvals, including antitrust review, and is expected to be completed by the third quarter of 2007.

Multiple sclerosis is estimated to affect more than 2.5 million patients worldwide and is one of the leading causes of neurological disability in young adults. This disease typically presents in relapsing forms involving acute self-limiting attacks of neurological dysfunction (or relapses), followed by complete or partial restoration of function.2

Betaseron is marketed by Bayer Schering Pharma AG, which Bayer AG acquired in 2006. In 1993 Bayer Schering Pharma signed an agreement covering the regulatory filing, development and supply of Betaseron with Chiron, which Novartis acquired in 2006. Novartis assumed Chiron’s rights to this product, and since then has continued to produce Betaseron.

Disclaimer

This release contains certain forward-looking statements relating to the business of Novartis, which can be identified by the use of forward-looking terminology such as “to launch”, “to be launched”, “on track”, “will”, “to pay”, “to continue”, “to introduce”, “planned”, “anticipated”, “to further develop”, “believe”, “plans”, “expected”, or similar expressions, or by express or implied discussions regarding the potential regulatory approval and completion of the announced agreement with Bayer Schering, or regarding potential future regulatory submissions or approvals or regarding potential future revenues from interferon beta-1b, new formulations or presentations of interferon beta-1b, or FTY720. Such forward-looking statements reflect the current views of Novartis regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with interferon beta-1b or FTY720 to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the announced deal will receive the necessary regulatory approvals, or if approved, will be completed, or that interferon beta-1b, new formulations or presentations of interferon beta-1b, or FTY720 will be submitted for approval or will be approved for sale for any indications or labeling in any market. Nor can there be any guarantee that interferon beta-1b, new formulations or presentations of interferon beta-1b, or FTY720 will achieve any sales or any particular level of sales. In particular, management’s expectations could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data or new clinical data; unexpected regulatory actions or delays or government regulation generally; competition in general; government, industry and general public pricing pressures; Novartis’ ability to obtain or maintain patent or other proprietary intellectual property protection, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 101,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

1                  Marketed as Betaferon® in Europe

2                Multiple Sclerosis International Federation http://www.msif.org/en/ms_the_disease/index.html

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408  (mobile)

john.gilardi@novartis.com

Matt Meehan

Novartis Pharma Communications

+41 61 324 4879 (direct)

+41 79 592 1813 (mobile)

matt.meehan@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:

Ruth Metzler-Arnold +41 61 324 7944

Katharina Ambühl +41 61 324 5316

Nafida Bendali +41 61 324 3514

Jason Hannon +41 61 324 2152

Thomas Hungerbuehler +41 61 324 8425

Richard Jarvis +41 61 324 4353

North America:

Ronen Tamir +1 212 830 2433

Arun Nadiga +1 212 830 2444

Jill Pozarek +1 212 830 2445

Edwin Valeriano +1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 26, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting